UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

March 29, 2012	Commission File Number: 0001284823

XYRATEX LTD

 (Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2012

Declares Quarterly Cash Dividend

Havant, UK — March 29, 2012 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the first fiscal quarter ended February 29, 2012. Revenues for the first quarter were $295.7 million, a decrease of 18% compared to revenues of $360.5 million for the same period last year.

For the first quarter, GAAP net income was $10.9 million, or $0.38 per diluted share, compared to GAAP net income of $4.7 million, or $0.15 per diluted share, in the same period last year. Non-GAAP net income was $11.4 million, or $0.40 per diluted share, compared to non-GAAP net income of $7.5 million, or $0.24 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the first quarter was 17.9%, compared to 13.7% in the same period last year and 17.7% in the prior quarter. The increase from last year primarily reflects changes in customer mix of sales of our enterprise data storage solutions.

The Company declared its third dividend in the first quarter. The cash dividend was set at $0.065 per share. The Company’s cash balance amounted to $155.8 million at the end of the first quarter, an increase of $23.2 million from the prior quarter.

Today, the Company also announced that its Board of Directors has approved a quarterly cash dividend of $0.075 per share, which represents an increase of $0.01 per share from the prior quarter. The dividend will be payable on April 26, 2012 to shareholders of record as of the close of business on April 12, 2012. This dividend represents a quarterly payout of approximately $1.8 million in aggregate, or $7.2 million on an annualized basis.

“I was pleased with our first quarter results, with revenues in line with our expectations and net income at the high end of our expectations as a result of better than expected gross margins across our product ranges and lower expenditures. As we had anticipated in January, our ability to meet our enterprise data storage customers’ demand requirements has been slightly impacted by a limited supply of enterprise disk drives. While the situation is improving each day, we are working hard to ensure we secure as many drives as possible to meet the demand of our customers,” said Steve Barber, CEO of Xyratex. “We are extremely focused on executing with regard to all the new opportunities that we have as a result of entering into the High Performance Computing space this year with our ClusterStor product line and working closely with our HDD customers now that the acquisitions by Seagate and Western Digital have been completed. The opportunities in both industries that we serve are numerous, and I believe we are well positioned to capitalize on them through the end of the year and beyond.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Our forecast ranges are wider than normal due to the uncertainty surrounding disk drive availability following the flooding in Thailand last fall.

•                  Revenue in the second fiscal quarter of 2012 is projected to be in the range of $297 to $357 million.

•                  Fully diluted earnings per share is anticipated to be between $0.08 and $0.35 on a GAAP basis in the second quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.16 and $0.43. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Thursday, March 29, 2012.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(866) 202-1971
Outside the United States	(617) 213-8842
Passcode	70245357

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through April 5, 2012 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	68830210

(1) Non-GAAP net income and diluted earnings per share exclude (a) amortization of intangible assets, (b) equity compensation expense, (c) the tax effects related to (a) and (b) and (d) the recognition of a Malaysia deferred tax asset. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred, (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred and (d) the recognition of the Malaysia deferred tax asset relates to the potential for the non-renewal of certain tax incentive arrangements in 2012. Item (d) is non-recurring and will reverse if the incentive arrangements are renewed.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the second quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contacts:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 29,	February 28,
	2012	2011
	(US dollars in thousands, except per share amounts)

Revenues	$295,666	$360,499
Cost of revenues	242,627	311,045
Gross profit	53,039	49,454

Operating expenses:
Research and development	24,668	28,255
Selling, general and administrative	16,778	17,448
Amortization of intangible assets	970	754
Total operating expenses	42,416	46,457
Operating income	10,623	2,997
Interest income, net	186	37
Income before income taxes	10,809	3,034
Benefit for income taxes	(52)	(1,652)
Net income	$10,861	$4,686

Net earnings per share:
Basic	$0.39	$0.15
Diluted	$0.38	$0.15

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,750	30,496
Diluted	28,786	31,761

Cash dividends declared per share	$0.07	$—

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 29,	November 30,
	2012	2011
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$155,840	$132,630
Accounts receivable, net	152,143	200,742
Inventories	152,452	164,180
Prepaid expenses	5,354	3,296
Deferred income taxes	10,354	9,020
Other current assets	4,557	7,016
Total current assets	480,700	516,884
Property, plant and equipment, net	45,273	45,215
Intangible assets, net	17,158	18,128
Deferred income taxes	12,395	13,476
Total assets	$555,526	$593,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$122,359	$168,696
Employee compensation and benefits payable	21,214	21,786
Deferred revenue	13,193	7,692
Income taxes payable	707	43
Other accrued liabilities	16,623	26,312
Total current liabilities	174,096	224,529
Long-term debt	—	—
Total liabilities	174,096	224,529

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 28,114 and 30,276 issued and outstanding	282	276
Additional paid-in capital	362,791	361,070
Accumulated other comprehensive income (deficit)	165	(1,337)
Accumulated income	18,192	9,165
Total shareholders’ equity	381,430	369,174
Total liabilities and shareholders’ equity	$555,526	$593,703

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 29,	February 28,
	2012	2011
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$10,861	$4,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,160	5,319
Amortization of intangible assets	970	754
Non-cash equity compensation	1,713	2,650
Gain (loss) on sale of assets	(50)	4
Deferred income taxes	(754)	(2,219)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	48,599	17,660
Inventories	11,728	19,141
Prepaid expenses and other current assets	865	(5,437)
Accounts payable	(46,337)	(15,907)
Employee compensation and benefits payable	(572)	(4,274)
Deferred revenue	5,501	(574)
Income taxes payable	664	97
Other accrued liabilities	(3,123)	1,539
Net cash provided by operating activities	34,225	23,439

Cash flows from investing activities:
Investments in property, plant and equipment	(4,168)	(7,203)
Acquisition of intangible assets	(3,500)	(1,200)
Acquisition of business	—	(5,380)
Net cash used in investing activities	(7,668)	(13,783)

Cash flows from financing activities:
Proceeds from issuance of shares	8	—
Dividends to shareholders	(3,355)	—
Decrease in book overdraft	—	(2,374)
Net cash used in financing activities	(3,347)	(2,374)
Change in cash and cash equivalents	23,210	7,282
Cash and cash equivalents at beginning of period	132,630	90,842
Cash and cash equivalents at end of period	$155,840	$98,124

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended
	February 29,	February 28,
	2012	2011
	(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$10,861	$4,686

Amortization of intangible assets	970	754
Equity compensation	1,713	2,650
Tax effect of above non-GAAP adjustments	(671)	(587)
Malaysia deferred tax asset recognized	(1,489)	—

Non-GAAP net income	$11,384	$7,503

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.38	$0.15

Amortization of intangible assets	0.03	0.02
Equity compensation	0.06	0.08
Tax effect of above non-GAAP adjustments	(0.02)	(0.02)
Malaysia deferred tax asset recognized	(0.05)	—

Diluted non-GAAP earnings per share	$0.40	$0.24

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$272,069	$334,186
HDD Capital Equipment	23,597	26,313
Total	$295,666	$360,499

Gross profit:
Enterprise Data Storage Solutions	$47,113	$47,347
HDD Capital Equipment	6,027	2,551
Equity compensation	(101)	(444)
Total	$53,039	$49,454

Summary Of Equity Compensation

Cost of revenues	$101	$444
Research and development	662	883
Selling, general and administrative	950	1,323

Total equity compensation	$1,713	$2,650

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: March 29, 2012	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer